September 23, 2008

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. H. Roger Schwall
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated July 25, 2008, regarding

Eldorado Gold Corporation

Form 40-F for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the July 25, 2008 letter regarding the above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 (File No. 001-31522). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2007

Disclosure Controls and Procedures, page 4

Staff Comment No. 1 and 2.

We note the conclusion of your principal executive officer and principal financial officer regarding the inefficacy of disclosure controls and procedures and the material weakness in internal controls over financial reporting. Please revise your discussion to provide further detail regarding when the material weakness was identified, by whom it was identified and when the material weakness first began.

Please supplement your disclosure regarding the remedial actions you intend to implement to address the material weakness. Specify, for example, the principal components of the accounting policy and

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September 23, 2008

procedures that will be, implemented. If remedial actions have already been taken, update your disclosure in your amended report to identify the actions taken.

Eldorado Gold’s Response:

For your information, the material weakness in internal controls over financial reporting was identified by the external auditor in March 2008 during the December 31, 2007 year-end audit. The material weakness first occurred in the first quarter of 2007, when amortization was first recognized in relation to the operations at the TJS mine in China, our first and currently only multiple pit operation.

By way of remedial action, we have communicated to all of our operations that the amortization of overburden stripping costs should be determined on a pit-by-pit basis. Should similar situations arise in the future, we will incorporate your comments on the type of disclosures expected. However, we do not consider our current disclosure relating to this issue to be materially incomplete.

Note 2. Significant accounting policies

(i) Exploration and development

Staff Comment No. 3.

We note that you charge exploration costs against operations as incurred until a mineral resource having economic potential is identified on a property. Please expand your disclosure in future filings to describe how you determine a property has economic potential.

Eldorado Gold’s Response:

We will expand our disclosure in future filings as follows:

“A mineral resource is considered to have economic potential when proven and probable reserves can be economically developed considering long term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i)	There is a probable future benefit that will contribute to future cash inflows;
ii)	The Company can obtain the benefit and control access to it, and;
iii)	The transaction or event giving rise to the benefit has already occurred.”

(m) Stock-based compensation

Staff Comment No. 4.

We note that you adjust compensation expense due to forfeitures and the expiry of unexercised options in the period when the options expire or the vesting requirements are not met. Please clarify how you apply paragraphs 43, 45, B165 and B166 of SFAS 123(R) for U.S. GAAP purposes, which requires you to base accruals of compensation cost during the requisite service period on the estimated number of instruments for which the requisite service is expected to be rendered. Further, previously recognized compensation

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September 23, 2008

expense should not be reversed if an employee option for which the requisite service has been rendered expired unexercised.

Eldorado Gold’s Response:

As you have noted, we adjust stock based compensation for the effect of actual forfeitures as they occur under Canadian GAAP, as permitted by CICA 3870.47. We recognize that this results in a difference between Canadian GAAP and US GAAP but we have not included an adjustment in the US GAAP reconciliation note as the impact is insignificant because for none of the periods presented was the impact greater than $110,000.

Furthermore, we confirm that no adjustment is made to stock based compensation expense for options which have expired unexercised. To clarify this, we will revise the accounting policy in Note 2(m) to the financial statements in future filings as follows:

“The Company has three share option plans, which are described in note 14. The Company records all stock-based compensation related to the option plans using the fair value method. Under the fair value method, stock-based compensation is measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever estimate is more reliable. Compensation expense is recognized on the graded method over the stock option vesting period. The fair values attributable to stock options that are forfeited are credited to earnings. “

Note 8. Mining interests

Staff Comment No. 5.

Please explain to us the difference between deferred development costs and assets under construction. Describe those costs that are included in assets under construction and how you account for these costs for US GAAP purposes.

Eldorado Gold’s Response:

Deferred development costs are costs incurred on a project after the mineral resource has been identified as having economic potential but before all permits required for construction have been received. Costs included under deferred development costs, include exploration costs, mineral license costs, land purchase, acquisition costs and feasibility study costs.

Assets under construction include costs related to a project that received all required permits and has been approved internally and externally for construction. Cost included in asset under construction relates mainly to mine construction activities including, engineering, infrastructure, process plant, etc.

For US GAAP purposes construction costs are capitalized.

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September 23, 2008

Management’s Discussion and Analysis

Depletion, Depreciation and Amortization, page 8

Staff Comment No. 6.

We note that no DD&A was charged to the Sao Bento operations in 2006 and 2007. We further note on page 2 that you produced 64,758 and 7,667 ounces of gold from the Sao Bento mine in 2006 and 2007, respectively. Please clarify why you did not record any DD&A in 2006 and 2007 related to the Sao Bento operations under either Canadian or US GAAP. Tell us when you consider a unit to be produced in determining DD&A under the units-of-production method as you describe in footnote 2(h) to your consolidated financial statements.

Eldorado Gold’s Response:

In 2005, the Sao Bento mine was subject to an impairment assessment and was written down to its estimated fair value, which was equal to the residual value of the assets at that time. In 2006, amortization was calculated in accordance with CICA 3061.28 as the greater of:

a) the cost less salvage value over the life of the asset; and

b) the cost less residual value over the useful life of the asset.

As the adjusted carrying amount became the new cost base, the cost was the same as the residual value, so applying b) above gives no amortization. In respect of a) above, we concluded that the remaining life of the Sao Bento assets was significantly longer than the useful life of the assets to the Company, we estimated the remaining life of the assets to be 25 years. Although we did not amortize the Sao Bento assets in 2006 and 2007, the impact of doing so based on the passage of time would not have resulted in a material adjustment to the financial statements. Similarly, we did not consider this issue to be significant enough to warrant a change to our accounting policy note.

In addition, we are currently in the process of selling the remaining Sao Bento assets, for approximately $70 million, which supports the assumption of a much longer life for these assets.

The definition of unit produced varies from operation to operation based on its production process. At our Kisladag mine, a unit is produced when a tonne of ore has been conveyed to the leach pad, at our TJS mine a unit is produced when a tonne of ore has been fed to the mill.

Gain on Disposal of Assets, page 9

Staff Comment No. 7.

We note the recognized gain on sale has been recorded at the estimated fair value of the contracted total sales price. Tell us if the recorded gain includes the downstream performance-related option payments, and if so, the amount recorded for those potential payments, and why it is appropriate to include them in your gain in the current period for US GAAP purposes. Further, clarify why the Piaba project was never classified as a development project and why it had no recorded value on your balance sheet.

Securities and Exchange Commission

September 23, 2008

Eldorado Gold’s Response:

In calculating the estimated fair value of the contracted sale price, no value was assigned to the downstream performance related option payment. There was no assurance that the Company would receive any additional payments and accordingly, they were not reflected in the gain on disposal calculation. The Piaba project was not developed to a stage where the mineral resource was considered to have economic potential, accordingly there was no value recorded on our balance sheet for this project.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604 601 6661.

Sincerely,

Eldorado Gold Corporation

/s/ Earl W. Price

Earl W. Price

Chief Financial Officer